

Mail Stop 3561

June 11, 2018

<u>Via E-mail</u>
Bosco Chiu
Chief Financial Officer
Herbalife Nutrition Ltd.
P.O. Box 309GT
Ugland House, South Church St.
Grand Cayman, Cayman Islands

> **Re:** **Herbalife Nutrition Ltd.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 22, 2018**
> **File No. 001-32381**

Dear Mr. Chiu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining